UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 28, 2023

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Turkey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

VOTING RESULTS OF THE ORDINARY ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS HELD ON 25 AUGUST 2023

On 25 August 2023, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) held its Ordinary Annual General Assembly of Shareholders of 2022 fiscal year end (the “AGM”).

The AGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the AGM in accordance with Article 21 of the Company’s Articles of Association and the TCC.

Shareholders at the AGM decided the following, by the majority of votes present:

●	to approve the Company’s audited consolidated financial statements for the year ended December 31, 2022, together with the independent auditors’ report and the Board of Directors’ Annual Report;
●	to release the members of the Board of Directors for all their respective activities in the 2022 fiscal year;
●	to decide not to make a dividend distribution, as no profit has been generated in the 2022 fiscal year;
●	to approve the Board of Directors’ proposal regarding the attendance fee, remuneration, bonus, premium rights of the independent members of the Board of Directors for their membership to the Board of Directors and its Committees, as follows: (i) a USD 100,000 annual gross payment to the independent members of the Board of Directors for their service on the Board; (ii) a USD 10,000 annual gross payment to the independent members of the Board of Directors serving in the committees for each committee of which they are a member or a USD 20,000 annual gross payment for each committee of which they are the chairperson; and (iii) to not pay any attendance fee to the non-independent members of the Board of Directors;
●	to approve the Board of Directors’ decision to appoint Stefan Gross-Selbeck as an independent member to fill in a vacant position in the Board of Directors;
●	to elect Hanzade Vasfiye Doğan Boyner, Vuslat Sabancı, Erman Kalkandelen, Mehmet Murat Emirdağ, Tolga Babalı, Ahmet Fadıl Ashaboğlu, Tayfun Bayazıt, Halil Cem Karakaş and Stefan Gross-Selbeck to the Board of Directors for a term of three years;
●	to appoint PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. as the independent auditor of the Company to serve until the next Ordinary Annual General Assembly meeting where the accounts and activities of the Company for the year 2023 will be discussed;
●	to authorize the members of the Board of Directors to carry out the transactions set forth under Articles 395 and 396 of the TCC, with respect to the activities that will occur in the year 2023;
●	to approve the Board of Directors’ decision regarding the renewal of the directors and officers’ (D&O) insurance policy;
●	to authorize the Board of Directors to make donations and grants up to a limit of 2 per thousand of the Company’s total assets within the fiscal year;
●	to approve the Board of Directors’ decision to grant to the senior executives, key employees, consultants, managers and members of the Board of Directors who are not shareholders, the Company’s Class B shares that can be represented by American Depositary Shares (“ADS”) within the scope of the Incentive Plan;
●	to approve the Board of Directors’ decision to grant to the senior executives, key employees, consultants, managers and members of the Board of Directors who are not shareholders, the Company’s shares within the scope of the Revised Incentive Plan;
●	to authorize the Board of Directors to carry out a share repurchase transaction with respect to the Company’s ADSs being traded on Nasdaq, in accordance with the terms and restrictions set forth under U.S. laws, for the purpose of granting to the senior executives, key employees, consultants, managers and members of the Board of Directors who are not shareholders, the Company’s shares that can be represented by ADS within the scope of the Revised Incentive Plan;
●	to authorize the Board of Directors to carry out a share repurchase, in one or more transaction, with respect to the Company’s ADSs, in accordance with Article 379 et al. of the TCC, for the purpose of granting to the senior executives, key employees, consultants, managers and members of the Board of Directors who are not shareholders, the Company’s shares that can be represented by ADS within the scope of the Revised Incentive Plan; provided that, the authorization is valid until 25 August 2025; carrying out of the share repurchase is not mandatory; the minimum fee that can be paid for the share repurchase to be “0” and the maximum to be USD “10,000,000”; the amount of ADS that can be repurchased to be maximum “6,500,000” having a nominal value of TRY “0.20” each, and a total nominal value of TRY“1,300,000”; and that the aggregate amount not to exceed 10% of the Company’s issued share capital;
●	to approve the Board of Directors’ decision regarding the Remuneration Policy that will be applicable to the members of the Board of Directors and executives of the Company.

The minutes of the AGM are available on the Company's Investor Relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

August 28, 2023	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

By:	/s/ H. KORHAN ÖZ
Name:	H. Korhan Öz
Title:	Chief Financial Officer